SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)
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             Common Stock, par value $.01 per share
                 (Title of Class of Securities)
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                           928430 10 7
                         (CUSIP Number)
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                     J. Keith Benedict, Esq.
                        HW Partners, L.P.
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 1, 2000
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             6,869,854
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        6,869,854
                              Power

(11) Aggregate Amount Beneficially Owned                6,869,854
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        42.8%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

(1) Name of Reporting PersonsInfinity Emerging Holdings Subsidiary limited I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting                10,104
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive           10,104
                              Power

(11) Aggregate Amount Beneficially Owned                   10,104
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                          .1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

(1)  Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,141,279
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,141,279
                              Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

(1)  Name of Reporting Persons             Summit Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,141,279
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,141,279
                              Power

(11) Aggregate Amount Beneficially Owned                1,141,279
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

(1)  Name of Reporting Persons    PurchasePooling Investment Fund
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                     WC,OO

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             2,644,841
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        2,644,841
                              Power

(11) Aggregate Amount Beneficially Owned                2,644,841
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        16.5%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

     This Schedule 13D/A Amendment No. 3 hereby amends and restates in its entirety the Schedule 13D, as amended, filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings Limited ("IEO"), Glacier Capital Limited ("Glacier") and Summit Capital Limited ("Summit") with respect to the securities of Visual Edge Systems, Inc., a Delaware corporation ("Issuer").

ITEM 1.   Security and Issuer.

     This statement relates to the ownership of common stock, $.01 par value (the "Common Stock"), of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. The principal executive offices of the Issuer are located at 901 Yamato Road, Suite 175, Boca Raton,
Florida  33431.

ITEM 2.   Identity and Background.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations Promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this statement is being filed by Infinity Investors Limited, Infinity Emerging Holdings Subsidiary Limited ("IEHSL"), Glacier Capital Limited, Summit Capital Limited and PurchasePooling Investment Fund ("PurchasePooling Fund") (collectively, the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Infinity Emerging Opportunities Limited ("Emerging"), Infinity Emerging Subsidiary Limited ("IESL"), IEO Investments Limited ("IEO Investments"), Hunt Asset Management, L.L.C. ("HAM"), HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), HW Capital, L.P. ("HW Capital"), HW Capital G.P., L.L.C. ("HW Capital LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Sandera Capital"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("Hunt"), Barrett Wissman ("Wissman"), Infinity Emerging Subsidiary Limited ("IESL"), Catalyst Master Fund, L.P. ("Catalyst"), Catalyst GP, Ltd. ("Catalyst GP"), Catalyst Capital, Ltd. ("Catalyst Capital"), Hunt Financial Ventures, L.P. ("HFV"), Jon Bren ("Bren"), Aquatine Holdings, LLC ("Aquatine"), Mark Graham ("Graham") and Peerless International, Limited ("Peerless"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit A an agreement in writing that this statement is filed on behalf of each of them.

     (b) and (c)    REPORTING PERSONS

          Infinity, Glacier, Summit and IEHSL are Nevis, West Indies Corporations and their principal address, which also serves as their principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies. PurchasePooling Fund is a Texas joint venture, and its principal address, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas

          75201. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Infinity, Glacier, IEHSL and Summit are set forth on attached Schedule A, which is incorporated herein by reference.

          CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

          Infinity:
          --------

          HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

          HW Finance is a Delaware limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto.
          Wissman is the Manager of HW Finance.

          The principal occupation of Wissman is financial management.

          IEHSL:
          -----

          IEHSL is owned by IESL and IEO Investments.

          IESL is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IESL is a wholly-owned subsidiary of Emerging.

          IEO Investments is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IEO Investments is a wholly-owned subsidiary of HAM.

          HW Capital is a Texas limited partnership, the principal business of which is acting as advisor to IEHSL, Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

          Glacier:
          -------

          Glacier is 100% owned by Lion. The directors of Glacier are James A. Loughran and Cofides S.A.

          Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. Hunt, Wissman and Fojtasek are the Managers of Mountain. The principal occupation of Hunt, Wissman and Fojtasek is financial management.

          HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the managers of HW Capital LLC. The principal occupation of Hunt and Wissman is financial management.

          Summit:
          ------

          Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A.
          Loughran.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt and Wissman are the Managers of HW Capital LLC.

          PurchasePooling Fund:
          --------------------

          The partners of PurchasePooling Fund are IEHSL,
          Catalyst and Peerless. HW Capital is the manager of PurchasePooling Fund.

          Catalyst is a Cayman Islands exempted limited partnership. Its general partner is Catalyst GP, a Cayman Islands exempted company with limited liability. Catalyst Capital is a Nevis, West Indies corporation owned HFV and Aquatine Holding, LLC. HFV is controlled and managed by Hunt and Bren. Aquatine is controlled and managed by Graham. The principal occupation of Bren, Graham and Hunt is financial management.

          Peerless is an offshore entity.

     (d) and (e)    During the last five (5) years, no Item 2
          Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Bren, Fojtasek, Graham, Hunt and Wissman are citizens of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Except as otherwise expressly stated, the following description of the transactions pursuant to which the Reporting
Persons acquired their shares of Common Stock do not give effect to the one for four reverse stock split effected by the Issuer on September 1, 2000 (the "Reverse Stock Split").

     Pursuant to a Securities Purchase Agreement, dated as of June 13, 1997, (as amended as described herein, the "Agreement"), among the Issuer and Infinity, Emerging, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively the "Funds"), the Funds purchased the following securities from the Issuer: (i) $7,500,000 in aggregate principal amount of 8.25% unsecured convertible notes (the "Notes"); (ii) 93,677 shares of Common Stock subject to adjustment; and (iii) five-year warrants to purchase 100,000 shares of Common Stock at an exercise price equal to $10.675 without giving effect to the Reverse Stock Split. The Notes were convertible into shares of Common Stock (the "Note Conversion Shares") at any time and from time to time commencing January 1, 1998 at the option of the holder thereof, subject to certain limitations on conversion set forth in the Agreement. In addition, $5 million of the Notes were subject to mandatory automatic exchange for Series A Convertible Preferred Stock, par value $.01 per share. The warrants were redeemable commencing October 1, 1998 at a redemption price equal to $.10 per share, subject to adjustment based on a 20-day minimum closing bid price of the Common Stock.

     Pursuant to the Agreement, the Issuer was required to issue additional grant shares (the "Additional Grant Shares") to the Funds in the event that the closing bid price of Common Stock for each trading day during any consecutive 10 trading days from June 13, 1997 through December 31, 1997 did not equal at least $10.00 per share. The Issuer issued 180,296 Additional Grant Shares during the fourth quarter of 1997.

     Interest payments on the Notes were, at the option of the Issuer, payable in cash or in shares of Common Stock. During 1997 the Issuer issued an aggregate of 65,671 shares (the "Interest Shares") for payment of interest due. During 1998 the Issuer issued an aggregate of 80,989 Interest Shares for payment of interest due.

     On February 26, 1998, the Issuer and the Funds entered into the First Amendment to the Securities Purchase Agreement and Related Documents, dated as of December 31, 1997 (the "First Amendment"). Pursuant to the First Amendment, the Funds converted $6 million aggregate principal amount of the Notes into the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock").

     Dividends on the Preferred Stock and the Series A-2
Preferred Stock (as hereafter defined) were, at the option of the Issuer, payable in cash or in shares of Common Stock. During
1998 the Issuer issued an aggregate of 302,755 shares (the
"Dividend Shares") for payment of dividends.

     As a condition to the consummation of an additional equity financing of the Issuer, the Issuer and Infinity, Emerging, Summit (as the transferee of Sandera) and Glacier (as the transferee of Lion) entered into the Agreement and Second Amendment to Bridge Securities Purchase Agreement and Related Documents (the "Second Amendment"), which was dated as of March 27, 1998. In connection with the Second Amendment, Infinity, Emerging, Summit and Glacier received an aggregate of 100,000 shares of Common Stock. Furthermore, because the Issuer did not redeem all of the Preferred Stock and Notes owned by them before June 30, 1998, Infinity, Emerging, Summit and Glacier received an aggregate of 200,000 additional shares of Common Stock.

     On December 29, 1998, the Issuer, Infinity, Glacier, Summit and IEO (as the transferee of Emerging) entered into the Third Amendment to Bridge Securities and Purchase Agreement and Related Documents (the "Third Amendment"). Pursuant to the Third Amendment, the Issuer agreed to retire all of the issued and outstanding shares of the Preferred Stock and, in exchange therefor, issue to Infinity, Glacier, Summit and IEO a new class of Series A-2 Convertible Preferred Stock (the "Series A-2 Preferred Stock").

     The Third Amendment also revised the conversion price at which the Notes were convertible into Common Stock and at which the Series A-2 Preferred Stock were convertible into Common Stock (the "Series A-2 Conversion Shares" and, together with the Note Conversion Shares, the "Conversion Shares"). The "Conversion Price" (as defined in the Third Amendment) applicable to the Notes was $2.50 until January 1, 2000, inclusive, and $1.25 thereafter. The Conversion Price applicable to the Series A-2 Preferred Stock initially was fixed; however, upon the occurrence of an Event of Default (as described herein), the Conversion Price applicable to the Series A-2 Conversion Shares (the "Default Conversion Price") was to be determined according to the following formula, as set forth in the Certificate of Designation, Preferences and Rights of the Series A-2 Convertible Preferred Stock: (1) the lesser of (x) $6.00 and (y) the product of 77.5% multiplied by the Market Price (defined as the average of the closing bid prices per share of the Conversion Stock as reported by the Bloomberg for the five consecutive trading days preceding the date of determination) on the Conversion Date (2) divided by the Liquidation Preference (defined as $1,000 per share plus all secured and unpaid dividends on the Series A-2 Convertible Preferred Stock).

     Infinity, Glacier, Summit and IEO agreed to a limitation of their conversion rights, such that, unless an Event of Default (as described therein) occurred, they could not convert any amount of convertible instruments that would result in the sum of
(a) the number of shares of Common Stock beneficially owned by the Funds and their affiliates and (b) instruments or exercise of warrants, exceeding 9.99% of the outstanding shares of Common Stock after giving effect to such conversion (the "Limitation on Conversion").

     In connection with the Third Amendment, Infinity, Glacier,
Summit and IEO canceled all outstanding Common Stock purchase warrants of the Issuer still held by them in exchange for an aggregate of 16,000 shares of Common Stock.

     IEO assigned, transferred and conveyed all of its right, title and interest in the Notes and the Series A-2 Preferred
Stock of the Issuer to Infinity as of May 1, 1999, but retained an aggregate of 40,417 shares of Common Stock.

     An Event of Default occurred in August 1999, at which time the Limitation on Conversion became void and the Default Conversion Price became applicable. On August 13, 1999, Infinity converted 1,627 shares of the Series A-2 Convertible Preferred Stock into 9,594,857 shares of Common Stock at the Default Conversion Price. The Issuer recognized the conversion in June 2000, to be effective as of August 13, 1999, after the dismissal of litigation relating to the conversion. No additional funds were needed to effect the conversion.

     In September, 1999 Emerging, IEO's parent corporation, under went a reorganization pursuant to which the Common Stock, among other assets were transferred to IEHSL a newly formed indirect subsidiary. As a result of the reorganization Emerging redeemed its shares owned by its US shareholders only in exchange for their pro rata share of IEHSL securities.

     On July 13, 2000, Infinity, Glacier, Summit and the Issuer entered into an Agreement and Fourth Amendment to Bridge Securities Agreement and Related Documents (the "Fourth Amendment") pursuant to which, among other things, (a) the conversion price for the Notes and Series A-2 Preferred Stock held by Infinity, Glacier and Summit was amended to be $.25 per share of common stock, subject to a pro rata adjustment for a proposed reverse stock split, (b) extended the maturity date of the Notes and (c) Infinity, Glacier and Summit agreed to convert their Notes and Series A-2 Preferred Stock into Common Stock at a $0.25 per share conversion price upon the satisfaction or waiver of certain conditions precedent.

     On September 1, 2000, (1) the Issuer effected a one for four reverse stock split of its Common Stock, (2) Infinity, Glacier and Summit waived the conditions precedent remaining unsatisfied, and (3) after giving effect to the reverse stock split,
(a) Infinity exercised its conversion rights with respect to its Notes and Series A-2 Preferred Stock and received an aggregate of 4,425,965 shares of Common Stock, (b) Glacier exercised its conversion rights with respect to its Notes and Series A-2 Preferred Stock and received an aggregate of 1,131,600 shares of Common Stock, and (c) Summit exercised its conversion rights with respect to its Notes and Series A-2 Preferred Stock and received an aggregate of 1,131,600 shares of Common Stock. No additional funds were needed to effect the conversions. As a result of the foregoing conversions, all of Notes and Series A-2 Preferred Stock held by Infinity, Glacier and Summit have been converted into Common Stock.

     In addition, on September 5, 2000, PurchasePooling Fund and the Issuer entered into an agreement (the "PurchasePooling Agreement") pursuant to which PurchasePooling Fund agreed to purchase 2,644,841 shares of Common Stock (post Reverse Stock Split) in exchange for 9,593,824 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of PurchasePooling.com, Inc. and certain contractual rights of PurchasePooling Fund under the agreements pursuant to which PurchasePooling Fund acquired the PurchasePooling.com preferred stock.

     The securities of the Issuer held by the Reporting Persons are collectively referred to herein as the "Securities." The source of funds used to acquire the Securities was the working capital accounts of the Reporting Persons. The description contained in this Item 3 of the transactions contemplated by the Agreement and the PurchasePooling Agreement described herein between the Issuer and the Reporting Persons are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 99.1 to 99.7, 99.10 and
99.11 to this statement.

ITEM      4.   Purpose of Transaction.

     The Reporting Persons originally acquired beneficial ownership of the Securities for the purpose of investment.
However, Infinity intends to use its Common Stock to influence control over the management of the Issuer.

     The Reporting Persons also intend to continuously review their investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter,
bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.

     (a) Set forth below are the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Persons on September 5, 2000 (based on 16,069,786 shares of Common Stock outstanding after giving effect to the Reverse Stock Split as reported on the Issuer's Form 8-K filed on September 15, 2000).


   Infinity        IEHSL            Glacier        Summit        PurchasePooling
                                                                       Fund
--------------   -------------  ---------------   --------------   ----------------
Shares       %    Shares    %    Shares    %      Shares     %     Shares      %
---------  ----   ------   ----  --------- ----   --------  ----   --------  -------
6,869,854  42.8%  10,104    .1%  1,141,279  7.1%  1,141,279  7.1%   2,644,841 16.5%


         CONTROLLING PERSONS

          Each of HW Partners, as advisor to Infinity, and HW
          Finance, as the general partner of HW Partners, may be deemed to be beneficial owners the Securities beneficially owned by Infinity (the "Infinity
          Securities") pursuant to Rule 13d-3 of the Act.

          In his capacity as a controlling person of HW Finance, Wissman may be deemed to be the beneficial owner of the Infinity Securities.

          Each of HW Capital, as advisor to each of IEHSL, Summit, Glacier and PurchasePooling Fund, and HW Capital LLC, as the general partner of HW Capital, may be deemed to be beneficial owners of the Securities beneficially owned by each of IEHSL (the "IEHSL Securities"), Summit (the "Summit Securities"), Glacier (the "Glacier Securities") and PurchasePooling Fund ("PurchasePooling Securities") pursuant to Rule 13d-3 of the Act.

          In their capacity as controlling persons of HW Capital
          LLC, Hunt and Wissman may be deemed to be beneficial owners of the IEHSL Securities, the Glacier Securities, the Summit Securities and the PurchasePooling
          Securities pursuant to Rule 13d-3 of the Act.

          IESL and IEO Investments, as the only shareholders of IEHSL, may be deemed to be the beneficial owner of the IEHSL Securities pursuant to Rule 13d-3 of the Act. Emerging, as the sole shareholder of IESL, and HAM, as the sole shareholder of IEO Investments, may be deemed to be beneficial owners of the IEHSL Securities pursuant to Rule 13d-3 of the Act.

          Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, may be deemed to be beneficial owners of the Glacier Securities pursuant to Rule 13d-3 of the Act.

          Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, may be deemed to be beneficial owners of the Summit Securities pursuant to Rule 13d-3 of the Act.

          Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, and HW Capital, as the sole and exclusive manager of PurchasePooling Fund, may be deemed to be the beneficial owners of the PurchasePooling Securities pursuant to Rule 13d-3 of the Act.

     (b)  REPORTING PERSONS

          Infinity shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Securities with its advisor, HW Partners.

          IEHSL shares the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities with its advisor, HW Capital.

          Glacier shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Securities with its advisor, HW Capital.

          Summit shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Securities with its advisor, HW Capital.

          PurchasePooling Fund shares the power to vote or to direct the vote and to dispose or to direct the disposition of the PurchasePooling Securities with its manager, HW Capital.

          CONTROLLING PERSONS

          Acting through its sole general partner HW Finance, HW
          Partners shares the power to vote or to direct the vote and to dispose or to direct the disposition of Infinity
          Securities.

          In his capacity as a controlling person of HW Finance, Wissman shares the power to vote or to direct the vote and to dispose or to direct the disposition of Infinity
          Securities.

          Acting through its sole general partner HW Capital LLC, HW Capital shares the power to vote or to direct the vote and to dispose or to direct the disposition of the

          IEHSL Securities, the Summit Securities, the Glacier
          Securities and the PurchasePooling Securities.

          In their capacities as controlling persons of HW Capital LLC, Hunt and Wissman share the power to vote or to direct the vote and to dispose or to direct the disposition of the IEHSL Securities, the Summit Securities, the Glacier Securities and the PurchasePooling Securities.

          Each of IESL and IEO Investments, as the only shareholders of IEHSL, HAM, as the sole shareholder of IEO Investments, and Emerging, as the sole shareholder of IESL, shares the power to vote or direct the vote and to dispose or to direct the disposition of the IEHSL Securities.

          Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and Hunt, Wissman and Fojtasek, as the managers of Mountain, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Glacier Securities.

          Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, Hunt and Wissman, as the managers (and, as applicable, the executive officers) of Sandera Capital, and HW Capital, as the 100% owner of Sandera Capital, shares the power to vote or to limit the vote and to dispose or to direct the disposition of the Summit Securities.

          Each of Catalyst, IEHSL and Peerless, as the general partners of PurchasePooling Fund, Catalyst Capital, the investment manager of Catalyst, HFV and Aquatine Holding, LLC., the owners of Catalyst Capital, Hunt and Bren, the managers of HFV and Graham, the manager of Aquatine, share the power to vote or to limit the vote and to dispose or to direct the disposition of the PurchasePooling Securities.

     (c) On September 1, 2000, Infinity, Glacier and Summit converted all of their respective Notes and Series A-2 Preferred Stock into an aggregate of 6,689,165 shares of Common Stock as more particularly described in response to Item 3.

          On September 5, 2000, PurchasePooling Fund and the Issuer entered into the PurchasePooling Agreement pursuant to which PurchasePooling Fund agreed to purchase 2,644,841 shares of Common Stock (post Reverse Stock Split) in exchange for 9,593,824 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of PurchasePooling.com, Inc. and certain contractural rights of PurchasePooling Fund under the agreements pursuant to which PurchasePooling Fund acquired the PurchasePooling.com preferred stock.

     (d)  Not applicable.

     (e) As of May 1, 1999, IEO ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     On September 1, 2000 Infinity and Marion Interglobal, Ltd. ("Marion") terminated the Voting Agreement, dated August 2, 1999, pursuant to which Marion had granted to Infinity an irrevocable proxy to vote the Common Stock held by Marion on any matter submitted to the Stockholders. A copy of the Voting Agreement has been filed as Exhibit 99.9 to this statement.

     This statement contains summaries of certain provisions of the Agreement (as amended), copies of which have been listed as Exhibits respectively. Such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.         TITLE OF EXHIBIT
-----------         ----------------

A              Agreement regarding filing of Schedule 13D.
               (Filed herewith).

99.1           Bridge Securities Purchase Agreement,
               dated as of June 13, 1997, among the Issuer and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively with their transferees, the "Funds") (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed June 23, 1997).

99.2           Registration Rights Agreement, dated as
               of June 13, 1997, among the Issuer and the Funds
               (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed June 23,
               1997).

99.3           Transfer Agent Agreement, dated as of
               June 13, 1997, among the Issuer, the Funds and
               American Stock Transfer & Trust Company
               (Incorporated by reference to Exhibit 99.3 to the Insurer's Report on Form 8-K filed June 23, 1997).

99.4           First Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of December 31, 1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

99.5           Second Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of March 27, 1998, among the Issuer, Infinity Investors Limited, Infinity Emerging Opportunities Limited, Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.).

               (Incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed April 7,
               1998).

99.6                     Third Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of December 29, 1998, among the Issuer, Infinity Investors Limited, IEO Holdings Limited (as the transferee from Infinity Emerging Opportunities Limited), Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to
               Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed January 8, 1999).

99.7           Security Agreement, dated February 6,
               1998, between the Issuer and HW Partners, L.P., as agent for and representative of the Funds.
               (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed February
               9, 1998).

99.8 Assignment Agreement, dated May 1, 1999, between Infinity Investors Limited and IEO
               Holdings Limited (Previously filed as Exhibit 99.8 to this Schedule 13D).

99.9           Voting Agreement, dated August 2, 1999,
               among Infinity Investors Limited and Marion
               Interglobal, Ltd. (Previously filed as Exhibit
               99.9 to this Schedule 13D).

99.10 Agreement and Fourth Amendment to Bridge Securities Purchase Agreement and Related Documents, dated as of September 1, 2000, among the Issuer, Infinity Investors Limited, Infinity Emerging Holdings Subsidiary Limited (as the transferee from IEO Holdings Limited), Summit Capital Limited and Glacier Capital Limited. (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed July 17,
               2000).

99.11          Agreement, dated as of September 5,
               2000, between PurchasePooling Investment Fund and the Issuer. (Filed herewith).



                    (Signature Page Follows)

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  September 15, 2000

                         INFINITY INVESTORS LIMITED


                         By: /s/ James A. Loughran
                            -----------------------------
                              James A. Loughran, Director


                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:  Dungate Limited, its Director


                         By: /s/ James E. Martin
                            ---------------------------------
                               James E. Martin, Director


                         GLACIER CAPITAL LIMITED


                         By: /s/ James A. Loughran
                           ----------------------------------
                              James A. Loughran, Director


                         SUMMIT CAPITAL LIMITED


                         By:  /s/ James A. Loughran
                            ---------------------------------
                              James A. Loughran, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By:  HW Capital, L.P., its manager
                              By:  HW Capital, L.L.C., its
                                   general partner

                                   By:  /s/ J. Keith Benedict
                                      ------------------------
                                   Name:     J. Keith Benedict
                                   Title:    Vice President




   Attention:  Intentional misstatements or omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           SCHEDULE A
                           ----------

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.

                                       Present
                                      Principal
                                     Occupation       Position
Name and Citizenship                 Occupation        with
         or                             or            Reporting
Place of Organization    Business     Employment       Person
---------------------    ---------   ------------   ------------

James A. Loughran      38 Hertford   Lawyer         Director
(Irish)                Street
                       London,
                       England W1Y
                       7TG

James E. Martin        37 Shephard   Accountant     Director
(British)              Street
                       London,
                       England W1Y
                       7LH

Margareta  Hedstrom    38 Hertford                  President
(Swedish)              Street                       and
                       Longon,                      Treasurer
                       England W1Y
                       7TG

Cofides S.A.           38 Hertford   Financial      Vice
(Nevis, West Indies)   Street        Services       President
                       London,
                       England W1Y
                       7TG

SECORP Ltd.            38 Hertford   Financial      Secretary
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG


     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Holdings Subsidiary Limited.


                                        Present
                                       Principal      Position
Name and Citizenship                  Occupation        with
         or                               or         Reporting
Place of Organization    Business     Employment       Person
---------------------   ----------- ------------    ------------
Dungate Limited        38 Hertford   Financial      Director
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG

SECORP Ltd.            38 Hertford   Financial      Secretary
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited.
                                        Present
                                       Principal      Position
Name and Citizenship                  Occupation        with
         or                               or          Reporting
Place of Organization    Business     Employment       Person
---------------------  ------------ -------------   ------------
James A. Loughran      38 Hertford   Lawyer         Director
(Irish)                Street
                       London,
                       England W1Y
                       7TG

Cofides S.A.           38 Hertford   Financial      Director
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG

James E. Martin        37 Shepherd   Accountant     President
(British)              Street                       and
                       London,                      Treasurer
                       England W1Y
                       7LH

SECORP Limited         38 Hertford   Financial      Secretary
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG


     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited.

                                        Present
                                       Principal      Position
Name and Citizenship                  Occupation        with
         or                               or          Reporting
Place of Organization    Business     Employment       Person
---------------------  ------------  -------------  ------------
James A. Loughran      38 Hertford   Lawyer         Director
(Irish)                Street
                       London,
                       England W1Y
                       7TG

Cofides S.A.           38 Hertford   Financial      Director
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG

James E. Martin        37 Shepherd   Accountant     President
(British)              Street                       and
                       London,                      Treasurer
                       England W1Y
                       7LH

SECORP Limited         38 Hertford   Financial      Secretary
(Nevis, West Indies)   Street        Services
                       London,
                       England W1Y
                       7TG

                            EXHIBIT A

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendment thereto) with respect to the Common Stock of Edge Technology Group, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing or filings. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 15h day of September, 2000.

                         INFINITY INVESTORS LIMITED


                         By:/s/ James A. Loughran
                            --------------------------------
                               James A. Loughran, Director


                         INFINITY EMERGING HOLDINGS SUBSIDIARY
                         LIMITED
                         By:  Dungate Limited, its Director


                         By:  /s/ James E. Martin
                            ----------------------------------
                               James E. Martin, Director


                         GLACIER CAPITAL LIMITED


                         By: /s/ James A. Loughran
                            -----------------------------------
                               James A. Loughran, Director


                         SUMMIT CAPITAL LIMITED


                         By:  /s/ James A. Loughran
                           ------------------------------------
                               James A. Loughran, Director


                         PURCHASEPOOLING INVESTMENT FUND
                         By:  HW Capital, L.P., its manger
                              By:  HW Capital, L.L.C., its
                                   general partner


                                   By: /s/ J. Keith Benedict
                                      -----------------------
                                   Name:     J. Keith Benedict
                                   Title:    Vice President